Exhibit 99.5

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : (33) 1 47 44 58 53

Fax : (33) 1 47 44 58 24

Martin DEFFONTAINES

Matthieu GOT

Karine KACZKA

Magali PAILHE

Robert HAMMOND (U.S.)

Robert PERKINS (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 914 832 865 euros

542 051 180 R.C.S. Nanterre

www.total.com

Total quarterly ex-dividend dates for dividend 2014

Paris, March 27, 2013—Subject to decisions by the Board of Directors and shareholders at the Annual Meeting to approve the financial statements and the final dividend, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2014 will be:

•	September 23, 2014,

•	December 15, 2014,

•	March 23, 2015,

•	June 8, 2015.

The above ex-dividend dates relate to Total shares traded on the Euronext Paris.

As a reminder, the ex-dividend dates of the quarterly interim dividends and the final dividend for 2013 relative to Total shares traded on the Euronext Paris will be:

•	September 24, 2013,

•	December 16, 2013,

•	March 24, 2014,

•	June 2, 2014.

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Total is one of the largest integrated oil and gas companies in the world, with activities in more than 130 countries. The Group is also a first rank player in chemicals. Its 96,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, new energies, trading, and chemicals. Total is working to help satisfy the global demand for energy, both today and tomorrow. www.total.com